PROSPECTUS SUPPLEMENT
(To prospectus dated July 2, 2001)

                                  $100,000,000
                         INDIANA MICHIGAN POWER COMPANY
                     6.375% Senior Notes, Series E, due 2012

      Interest on the senior notes is payable semi-annually on May 1 and November 1 of each year, beginning May 1, 2003. The senior notes will mature on November 1, 2012. We may redeem the senior notes at our option at any time either as a whole or in part, in each case, at a redemption price equal to 100% of the principal amount of the senior notes being redeemed plus a make-whole premium, together with accrued and unpaid interest to the redemption date. The senior notes do not have the benefit of any sinking fund.

      The senior notes are unsecured and rank equally with all of our other unsecured and unsubordinated indebtedness from time to time outstanding and will be effectively subordinated to all of our secured debt from time to time outstanding, including $265,000,000 of outstanding first mortgage bonds as of September 30, 2002. We will issue the senior notes only in registered form in multiples of $1,000.


                                             Per Note           Total

Public offering price(1) . . . . . . . . .     99.881%       $99,881,000
Underwriting discount  . . . . . . . . . .       .650%       $   650,000
Proceeds, before expenses,
to Indiana Michigan Power Company. . . . .     99.231%       $99,231,000
(1)Plus accrued interest, if any, from November 22, 2002.


      INVESTING IN THESE NOTES INVOLVES RISKS. SEE THE SECTION ENTITLED "RISK FACTORS" BEGINNING ON PAGE S-3 OF THIS PROSPECTUS SUPPLEMENT FOR MORE INFORMATION.

      Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of the senior notes or determined that this prospectus supplement or the accompanying prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

      The senior notes will be ready for delivery in book-entry form only through The Depository Trust Company on or about November 22, 2002.


                           Joint Book-Running Managers
                 BNP PARIBAS                         UBS WARBURG
                                   Co-Manager
                           CREDIT LYONNAIS SECURITIES

         The date of this prospectus supplement is November 19, 2002.

      You should rely only on the information incorporated by reference or provided in this prospectus supplement or the accompanying prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus supplement is accurate as of any date other than the date on the front of the document.


                          TABLE OF CONTENTS

                        Prospectus Supplement

RISK FACTORS................................................    S-3
SUMMARY CONSOLIDATED FINANCIAL DATA..........................  S-13
USE OF PROCEEDS..............................................  S-14
SUPPLEMENTAL DESCRIPTION OF THE SENIOR NOTES.................  S-14
UNDERWRITING.................................................  S-17
EXPERTS......................................................  S-18


                                   Prospectus

WHERE YOU CAN FIND MORE INFORMATION.............................  2
THE COMPANY.....................................................  2
PROSPECTUS SUPPLEMENTS..........................................  3
RATIO OF EARNINGS TO FIXED CHARGES..............................  3
USE OF PROCEEDS ................................................  3
DESCRIPTION OF THE NOTES .......................................  3
PLAN OF DISTRIBUTION............................................  9
LEGAL OPINIONS.................................................  10
EXPERTS........................................................  10

                                  RISK FACTORS

Risks Related to Our Regulated Business and Evolving Regulation

o     Our fuel recovery mechanisms have been capped or frozen.

      The protection afforded by fuel clause recovery mechanisms has been capped by settlement agreements currently in place in Indiana (through 2007), subject to implementation of our parent company's ("AEP") corporate separation settlement agreement approved by FERC, and frozen in Michigan (through 2003). To the extent all of the fuel supply of the generating units in these states are not under fixed price long-term contracts we are subject to market price risk.

o The different regional power markets in which we compete or will compete in the future have changing transmission regulatory structures, which could affect our performance in these regions.

      Our results are likely to be affected by differences in the market and transmission regulatory structures in various regional power markets. Problems or delays that may arise in the formation and operation of new regional transmission organizations, or "RTOs", may restrict our ability to sell power produced by our generating capacity to certain markets if there is insufficient transmission capacity otherwise available. The rules governing the various regional power markets may also change from time to time which could affect our costs or revenues. Because it remains unclear which companies will be participating in the various regional power markets, or how RTOs will develop or what regions they will cover, we are unable to assess fully the impact that these power markets may have on our business.

      Certain AEP subsidiaries, including us, participated in the formation of the Alliance RTO. The Alliance RTO filed with the FERC seeking permission to form and operate. The FERC expressed its opinion that large RTOs will better support competitive, reliable electric service and rejected the Alliance RTO's filing. In May 2002 AEP announced an agreement with the Pennsylvania-New Jersey-Maryland RTO (the "PJM") Interconnection to pursue terms for participation in its RTO. Final agreements are expected to be negotiated. In July 2002 the FERC tentatively approved the decision of certain AEP subsidiaries, including us, to join PJM subject to certain conditions being met. The performance of these conditions is only partially under AEP's control. In October 2002, PJM announced that the referenced AEP subsidiaries and other unaffiliated utilities planned to turn control of their transmission lines over to PJM during the first quarter of 2003 and are scheduled to become full members by May 2003.

      Management is unable to predict the outcome of these transmission regulatory actions and proceedings or their impact on the timing and operation of RTOs, our transmission operations or future results of operations and cash flows.

Risks Related to Power Trading and Wholesale Businesses

o We plan to significantly reduce the scope and scale of our power trading and marketing operations.

      In October 2002 AEP announced its plans to reduce the exposure to energy trading markets of its subsidiaries that trade power (including us) and to downsize the trading and wholesale marketing operations conducted on behalf of such subsidiaries. It is expected that in the future our power trading and marketing operations will be limited to risk management around our generation assets and those of our regulated affiliates. Trading and marketing operations that were not limited to risk management around such assets have contributed to our wholesale revenues and earnings in the past. Management is unable to predict the effect this downsizing of our trading operations will have on our future results of operations and cash flows. The following risk factors appearing under this subheading should be read in light of the announcements discussed in this paragraph.

o Our revenues and results of operations are subject to market risks that are beyond our control.

      We sell power from our generation facilities into the spot market or other competitive power markets or on a contractual basis. We also enter into contracts to purchase and sell electricity as part of our power marketing and trading operations. With respect to such transactions, we are not guaranteed any rate of return on our capital investments through regulated rates, and our revenues and results of operations are likely to depend, in large part, upon prevailing market prices for power in our regional markets and other competitive markets. These market prices may fluctuate substantially over relatively short periods of time. It is reasonable to expect that trading margins may erode as markets mature and that there may be diminished opportunities for gain should volatility decline. In addition, the FERC, which has jurisdiction over wholesale power rates, as well as independent system operators that oversee some of these markets, may impose price limitations, bidding rules and other mechanisms to address some of the volatility in these markets. Fuel prices may also be volatile, and the price we can obtain for power sales may not change at the same rate as changes in fuel costs. These factors could reduce our margins and therefore diminish our revenues and results of operations.

      Volatility in market prices for fuel and power may result from:

       - weather conditions;
       - seasonality;
       - power usage;
       - illiquid markets;
       - transmission or transportation constraints or inefficiencies;
       - availability of competitively priced alternative energy sources;
       - demand for energy commodities;
       - natural gas, crude oil and refined products, and coal production levels;
       - natural disasters, wars, embargoes and other catastrophic events; and
       - federal, state and foreign energy and environmental regulation and legislation.

o Our power trading (including fuel procurement and power marketing) and risk management policies cannot eliminate the risk associated with these activities.

      Our power trading (including fuel procurement and power marketing) activities expose us to risks of commodity price movements. We attempt to manage our exposure through enforcement of established risk limits and risk management procedures. These risk limits and risk management procedures may not always be followed or may not work as planned and cannot eliminate the risks associated with these activities. As a result, we cannot predict the impact that our power trading and risk management decisions may have on our business, operating results or financial position.

      We routinely have open trading positions in the market, within established guidelines, resulting from the management of our trading portfolio. To the extent open trading positions exist, fluctuating commodity prices can improve or diminish our financial results and financial position.

      Our power trading and risk management activities, including our power sales agreements with counterparties, rely on projections that depend heavily on judgments and assumptions by management of factors such as the future market prices and demand for power and other energy-related commodities. These factors become more difficult to predict and the calculations become less reliable the further into the future these estimates are made. Even when our policies and procedures are followed and decisions are made based on these estimates, results of operations may be diminished if the judgments and assumptions underlying those calculations prove to be wrong or inaccurate.

o Parties with whom we have contracts may fail to perform their obligations, which could harm our results of operations.

      We are exposed to the risk that counterparties that owe us money or power will breach their obligations. Should the counterparties to these arrangements fail to perform, we may be forced to enter into alternative hedging arrangements or honor underlying commitments at then-current market prices that may exceed our contractual prices, which would cause our financial results to be diminished and we might incur losses. Although our estimates take into account the expected probability of default by a counterparty, our actual exposure to a default by a counterparty may be greater than the estimates predict if defaults by counterparties exceed our estimates.

o We rely on electric transmission facilities that we do not own or control. If these facilities do not provide us with adequate transmission capacity, we may not be able to deliver our wholesale electric power to the purchasers of our power.

      We depend on transmission facilities owned and operated by other unaffiliated power companies to deliver the power we sell at wholesale. This dependence exposes us to a variety of risks. If transmission is disrupted, or transmission capacity is inadequate, we may not be able to sell and deliver our wholesale power. If a region's power transmission infrastructure is inadequate, our recovery of wholesale costs and profits may be limited. If restrictive transmission price regulation is imposed, the transmission companies may not have sufficient incentive to invest in expansion of transmission infrastructure.

      The FERC has issued electric transmission initiatives that require electric transmission services to be offered unbundled from commodity sales. Although these initiatives are designed to encourage wholesale market transactions for electricity, access to transmission systems may in fact not be available if transmission capacity is insufficient because of physical constraints or because it is contractually unavailable. We also cannot predict whether transmission facilities will be expanded in specific markets to accommodate competitive access to those markets.

o     We do not fully hedge against price changes in commodities.

      We routinely enter into contracts to purchase and sell electricity as part of our power marketing and trading operations and to procure fuel. In connection with these trading activities, we routinely enter into financial contracts, including futures and options, over-the-counter options, swaps and other derivative contracts. These activities expose us to risks from price movements. If the values of the financial contracts change in a manner we do not anticipate, it could harm our financial position or reduce the financial contribution of our trading operations.

      We manage our exposure by establishing risk limits and entering into contracts to offset some of our positions (i.e., to hedge our exposure to demand, market effects of weather and other changes in commodity prices). However, we do not always hedge the entire exposure of our operations from commodity price volatility. To the extent we do not hedge against commodity price volatility, our results of operations and financial position may be improved or diminished based upon our success in the market.

o We are unable to predict the course, results or impact, if any, of current or future energy market investigations.

      In February 2002, the FERC issued an order directing its Staff to conduct a fact-finding investigation into whether any entity, including Enron Corp., manipulated short-term prices in electric energy or natural gas markets in the West or otherwise exercised undue influence over wholesale prices in the West, for the period January 1, 2000, forward. In April 2002, AEP furnished certain information to the FERC in response to their related data request.

      Pursuant to the FERC's February order, on May 8, 2002, the FERC issued further data requests, including requests for admissions, with respect to certain trading strategies engaged in by Enron Corp. and, allegedly, traders of other companies active in the wholesale electricity and ancillary services markets in the West, particularly California, during the years 2000 and 2001. This data request was issued to AEP as part of a group of over 100 entities designated by the FERC as all sellers of wholesale electricity and/or ancillary services to the California Independent System Operator and/or the California Power Exchange.

      The May 8, 2002 FERC data request required senior management to conduct an investigation into AEP's trading activities during 2000 and 2001 and to provide an affidavit as to whether AEP engaged in certain trading practices that the FERC characterized in the data request as being potentially manipulative. AEP's senior management complied with the order and denied its involvement with those trading practices.

      On May 21, 2002, the FERC issued a further data request with respect to this matter to AEP and over 100 other market participants requesting information for the years 2000 and 2001 concerning "wash", "round trip" or "sale/buy back" trading in the Western System Coordinating Council ("WSCC"), which involves the sale of an electricity product to another company together with a simultaneous purchase of the same product at the same price (collectively, "wash sales"). Similarly, on May 22, 2002, the FERC issued an additional data request with respect to this matter to AEP and other market participants requesting similar information for the same period with respect to the sale of natural gas products in the WSCC and Texas. After reviewing its records, AEP responded to the FERC that it did not participate in any "wash sale" transactions involving power or gas in the relevant market. AEP further informed the FERC that certain of its traders did engage in trades on the Intercontinental Exchange, an electronic electricity trading platform owned by a group of electricity trading companies, including AEP, on September 21, 2001, the day on which all brokerage commissions for trades on that exchange were donated to charities for the victims of the September 11, 2001 terrorist attacks, which do not meet the FERC criteria for a "wash sale" but do have certain characteristics in common with such sales.

      The Public Utilities Commission of Texas, which has jurisdiction over several of our affiliates, also issued similar data requests to AEP and other power marketers. AEP responded to such data request by the July 2, 2002 response date. We understand that the Securities and Exchange Commission ("SEC") and US Commodity Futures Trading Commission ("CFTC") are also looking into "wash sale" trading practices. The CFTC issued a subpoena to AEP on June 17, 2002 requesting information with respect to these matters and AEP responded to CFTC. In addition, the US Department of Justice made a civil investigation demand to AEP and other electric generating companies concerning their investigation of the Intercontinental Exchange. In August 2002, AEP received an informal data request from the SEC asking it to voluntarily provide documents related to "round-trip" or "wash" trades and AEP has provided the requested information to the SEC. AEP recently completed a review of its trading activities in the United States for the last three years involving sequential trades with the same terms and counterparties. The revenue from such trading is not material to either our financial statements or AEP's. We believe that substantially all these transactions involve economic substance and risk transference and do not constitute "wash sales".

      Management is unable to predict the course or outcome of these or any future energy market investigations or their impact, if any, on power commodity trading generally or, more specifically, on our trading operations or future results of operations and cash flows.

o Diminished liquidity in the wholesale power markets could negatively impact our earnings.

      The Enron Corp. bankruptcy and enhanced regulatory scrutiny have contributed to more rigorous credit rating review of wholesale power market participants. Credit downgrades of numerous other market participants have significantly reduced such participants' participation in the wholesale power markets. Likewise, numerous market participants have announced material scaling back of or exit from the wholesale power market business. These events are causing a decrease in the number of significant participants in the wholesale power markets, at least temporarily, which has resulted and could continue to result in a decrease in the volume and liquidity in the wholesale power markets. We are unable to predict the impact of such developments on our power marketing and trading business.

o     Uncertainty exists regarding FERC proposed security standards.

      In July 2002, the FERC published for comment its proposed security standards as part of the Standards for Market Design ("SMD"). These standards are intended to ensure all market participants have a basic security program that effectively protects the electric grid and related market activities and require compliance by January 1, 2004. The impact of these proposed standards is far-reaching and has significant penalties for non-compliance. These standards apply to marketers, transmission owners, and power producers, including us. Compliance with these standards would represent a significant effort that will impact us. Unless the cost can be recovered from customers, results of operations and cash flows would be adversely affected.

o Potential for disruption exists if the delay of a FERC market power mitigation order is lifted.

      A FERC order on AEP's triennial market based wholesale power rate authorization update required certain mitigation actions that certain AEP subsidiaries, including us, would need to take for sales/purchases within its control area and required AEP to post information on its website regarding its power systems status. As a result of a request for rehearing filed by AEP and other market participants, FERC issued an order delaying the effective date of the mitigation plan until after a planned technical conference on market power determination. No such conference has been held and management is unable to predict the timing of any further action by the FERC or its affect on future results of our operations and cash flows.

Risks Related to Market or Economic Volatility

o     We are subject to risks associated with a changing economic environment.

      In response to the occurrence of several recent events, including the September 11, 2001 terrorist attack on the United States, the ongoing war against terrorism by the United States, and the bankruptcy of Enron Corp., the financial markets have been disrupted in general, and the availability and cost of capital for our business and that of our competitors has been at least temporarily harmed. In addition, following the bankruptcy of Enron Corp., the credit ratings agencies initiated a thorough review of the capital structure and earnings power of energy companies, including us. These events could constrain the capital available to our industry and could limit our access to funding for our operations. Our business is capital intensive, and we are dependent upon our ability to access capital at rates and on terms we determine to be attractive. If our ability to access capital becomes significantly constrained, our interest costs will likely increase and our financial condition could be harmed and future results of operations could be significantly harmed.

      The insurance industry has also been disrupted by these events. As a result, the availability of insurance covering risks we and our competitors typically insure against may decrease. In addition, the insurance we are able to obtain may have higher deductibles, higher premiums and more restrictive policy terms.

o A downgrade in our credit rating could negatively affect our ability to access capital and/or to operate our power trading businesses.

      Standard & Poor's and Moody's rate our senior, unsecured debt at BBB+ and Baa2, respectively. If Moody's or Standard & Poor's were to downgrade our long-term rating, particularly below investment grade, our borrowing costs would increase which would diminish our financial results. In addition, we would likely be required to pay a higher interest rate in future financings, and our potential pool of investors and funding sources could decrease. Further, if AEP's short-term rating were to fall below P-2 or A-2, the current ratings assigned by Standard & Poor's and Moody's, respectively, it would significantly limit AEP's access to the commercial paper market and would increase our short-term borrowing costs because we conduct our short-term borrowing through AEP, and on the same terms available to AEP.

      Our power trading business relies on the investment grade ratings of our senior, unsecured debt. Most of our counterparties require the creditworthiness of an investment grade entity to stand behind transactions. If our rating were to decline below investment grade, our ability to profitably operate our power trading business would be diminished because we would likely have to deposit cash or cash-related instruments which would reduce our profits.

o     Our operating results may fluctuate on a seasonal and quarterly basis.

      Electric power generation is generally a seasonal business. In many parts of the country, demand for power peaks during the hot summer months, with market prices also peaking at that time. In other areas, power demand peaks during the winter. As a result, our overall operating results in the future may fluctuate substantially on a seasonal basis. The pattern of this fluctuation may change depending on the terms of power sale contracts that we enter into. In addition, we have historically sold less power, and consequently earned less income, when weather conditions are milder. We expect that unusually mild weather in the future could diminish our results of operations and harm our financial condition.

o Changes in technology may significantly affect our business by making our power plants less competitive.

      A key element of our business model is that generating power at central power plants achieves economies of scale and produces power at relatively low cost. There are other technologies that produce power, most notably fuel cells, microturbines, windmills and photovoltaic (solar) cells. It is possible that advances in technology will reduce the cost of alternative methods of producing power to a level that is competitive with that of most central power station electric production. If this were to happen and if these technologies achieved economies of scale, our market share could be eroded, and the value of our power plants could be reduced. Changes in technology could also alter the channels through which retail electric customers buy power, thereby harming our financial results.

o Changes in commodity prices may increase our cost of producing power or decrease the amount we receive from selling power, harming our financial performance.

      We are heavily exposed to changes in the price and availability of coal because most of ours generating capacity is coal-fired. We have contracts of varying durations for the supply of coal for most of our existing generation capacity, but as these contracts end, we may not be able to purchase coal on terms as favorable as the current contracts.

      Changes in the cost of coal and changes in the relationship between such cost and the market price of power will affect our financial results. Since the price we obtain for power may not change at the same rate as the change in coal costs, we may be unable to pass on the changes in costs to our customers.

      In addition, actual power prices and fuel costs will differ from those assumed in financial projections used to initially value our trading and marketing transactions, and those differences may be material. As a result, our financial results may be diminished in the future as those transactions are marked to market.

o     At times, demand for power could exceed our supply capacity.

      We are currently obligated to supply power to our customers. At peak times, the demand for power required to meet this obligation will exceed our available generation capacity. In the past, we have had little need to purchase power in the market for our retail customers. In the future, we may be required to buy more power on the market. We may not always have the ability to pass these market purchase costs to our customers.

o     We are exposed to nuclear generation risk.

      We have interests in two nuclear generating units. We are, therefore, also subject to the risks of nuclear generation, which include the following:

      - the potential harmful effects on the environment and human health resulting from the operation of nuclear facilities and the storage, handling and disposal of radioactive materials;
      - limitations on the amounts and types of insurance commercially available to cover losses that might arise in connection with our nuclear operations or those of others in the United States;
      - uncertainties with respect to contingencies and assessment amounts if insurance coverage is inadequate; and
      - uncertainties with respect to the technological and financial aspects of decommissioning nuclear plants at the end of their licensed lives.

      The Nuclear Regulatory Commission ("NRC") has broad authority under federal law to impose licensing and safety-related requirements for the operation of nuclear generation facilities. In the event of non-compliance, the NRC has the authority to impose fines or shut down a unit, or both, depending upon its assessment of the severity of the situation, until compliance is achieved. Revised safety requirements promulgated by the NRC could necessitate substantial capital expenditures at nuclear plants such as ours. In addition, although we have no reason to anticipate a serious nuclear incident at our plants, if an incident did occur, it could harm our results of operations or financial condition. A major incident at a nuclear facility anywhere in the world could cause the NRC to limit or prohibit the operation or licensing of any domestic nuclear unit.

Risks Related to Environmental Regulation

o Our costs of compliance with environmental laws are significant, and the cost of compliance with future environmental laws could harm our cash flow and profitability.

      Our operations are subject to extensive federal, state and local environmental statutes, rules and regulations relating to air quality, water quality, waste management, natural resources and health and safety. Compliance with these legal requirements requires us to commit significant capital toward environmental monitoring, installation of pollution control equipment, emission fees and permits at all of our facilities. These expenditures have been significant in the past and we expect that they will increase in the future. Costs of compliance with environmental regulations could harm our industry, our business and our results of operations and financial position, especially if emission and/or discharge limits are tightened, more extensive permitting requirements are imposed, additional substances become regulated and the number and types of assets we operate increase.

o We anticipate that we will incur considerable capital costs for compliance.

      Most of our generating capacity is coal burning. We plan to install new emissions control equipment and may be required to upgrade existing equipment, purchase emissions allowances or reduce operations. We expect to spend up to $210 million (none of which had been spent as of December 31, 2001) in connection with the installation of emission control equipment at our facilities to comply with the new nitrogen oxide emission rules under the Clean Air Act. Moreover, environmental laws are subject to change, which may materially increase our costs of compliance or accelerate the timing of these capital expenditures. Our compliance strategy, although reasonably based on the information available to us today, may not successfully address the relevant standards and interpretations of the future.

o Governmental authorities may assess penalties on us for failure to comply with environmental laws and regulations.

      If we fail to comply with environmental laws and regulations, even if caused by factors beyond our control, that failure may result in the assessment of civil or criminal penalties and fines against us. Recent lawsuits by the EPA and various states filed against us highlight the environmental risks faced by generating facilities, in general, and coal-fired generating facilities, in particular.

      Since 1999, we and some of our affiliates have been involved in litigation regarding generating plant emissions under the Clean Air Act. Federal EPA and a number of states alleged that we and eleven unaffiliated utilities modified certain units at coal-fired generating plants in violation of the Clean Air Act. Federal EPA filed complaints against us and some of our affiliated public utility subsidiaries in U.S. District Court for the Southern District of Ohio. A separate lawsuit initiated by certain special interest groups was consolidated with the Federal EPA case. The alleged modification of the generating units occurred over a 20-year period.

      If these actions are resolved against us, substantial modifications of our existing coal-fired power plants would be required. In addition, we could be required to invest significantly in additional emission control equipment, accelerate the timing of capital expenditures, pay penalties and/or halt operations. Moreover, our results of operations could be reduced and our financial position could suffer due to the consequent distraction of management and the expense of ongoing litigation.

o We are unlikely to be able to pass on the cost of environmental compliance to our customers.

      Most of our contracts with wholesale customers do not permit us to recover additional capital and other costs incurred by us to comply with new environmental regulations. As a result of rate freezes in effect in Michigan (expiring January 1, 2005) and Indiana (expiring December 31, 2007) (subject to implementation of AEP's corporate separation settlement agreement approved by
FERC), we generally cannot recover through rates additional capital and other costs incurred by us to comply with new environmental regulations with respect to our generation subject to those jurisdictions.

                       SUMMARY CONSOLIDATED FINANCIAL DATA

      The following table sets forth summary consolidated financial information for each of the periods indicated. You should read the information in this table together with our consolidated financial statements and other financial information incorporated by reference in this prospectus supplement and the accompanying prospectus.


                                  Nine
                                 Months
                                  Ended             Year  Ended
                               September            December 31,
                                30, 2002      2001        2000       1999
                                                  (in thousands)
INCOME STATEMENTS DATA:
  Operating Revenues            $1,142,750  $1,526,997 $1,488,209 $1,353,826
  Operating Expenses             1,035,518   1,367,292  1,522,911  1,245,174
                                ----------  ---------- ---------- ----------
  Operating Income                 107,232     159,705    (34,702)   108,652
  Nonoperating Income (net)         17,280       9,730      9,933      4,530
  Interest Charges                  70,648      93,647    107,263     80,406
                                ----------  ---------- ---------- ----------
  Net Income                        53,864      75,788   (132,032)    32,776
  Preferred Stock Dividend
  Requirements                       3,453       4,621      4,624      4,885
                                ----------  ---------- ---------- ----------
  Earnings Applicable to
  Common Stock                  $   50,411  $   71,167 $ (136,656)$   27,891
                                ==========  ========== ========== ==========

                                 As of                 As of
                               September            December 31,
                                30, 2002      2001        2000       1999
                                                  (in thousands)

BALANCE SHEETS DATA:
  Electric Utility Plant        $4,992,510  $4,923,721 $4,871,473 $4,770,027
  Accumulated Depreciation
  and Amortization               2,541,379   2,436,972  2,280,521  2,194,397

  Net Electric Utility Plant    $2,451,131  $2,486,749 $2,590,952 $2,575,630
                                ==========  ========== ========== ==========

Total Assets                    $4,871,156  $4,817,008 $5,811,038 $4,576,696

Common Shareholder's Equity     $1,040,476  $  860,570 $  793,099 $  955,712

Cumulative Preferred Stock      $   73,048  $   73,681 $   73,681 $   74,193

Long-term Debt (a)              $1,455,815  $1,652,082 $1,388,939 $1,324,326

Obligations Under Capital
Leases (a)                      $   53,981  $   61,933 $  163,173 $  187,965

Total Capitalization and        $4,871,156  $4,817,008 $5,811,038 $4,576,696
Liabilities

(a) Including portion due within one year.


                                 USE OF PROCEEDS

      We propose to use the net proceeds from the sale of the Senior Notes to redeem or repurchase certain of our outstanding debt, to fund our construction program and for other corporate purposes. Proceeds may be temporarily invested in short-term instruments pending their application to the foregoing purposes.

      Our 7.70% First Mortgage Bonds ($40,000,000 principal amount outstanding) mature on December 15, 2002 and our 6.10% First Mortgage Bonds ($30,000,000 principal amount outstanding) mature on November 1, 2003.

      We have estimated that our consolidated construction costs (inclusive of allowance for funds used during construction) for 2002 will be approximately $205,000,000. At September 30, 2002, we had no short-term unsecured indebtedness outstanding.

                 SUPPLEMENTAL DESCRIPTION OF THE SENIOR NOTES

      The following description of the particular terms of the senior notes supplements and in certain instances replaces the description of the general terms and provisions of the senior notes under "Description of the Notes" in the accompanying Prospectus. We will issue the senior notes under an Indenture, dated as of October 1, 1998, between us and The Bank of New York, as Trustee, as supplemented and amended and as to be further supplemented and amended.

Principal Amount, Maturity, Interest and Payment

      The senior notes will initially be issued in an aggregate principal amount of $100,000,000. We may, without consent of the holders of the senior notes, issue additional notes having the same ranking, interest rate, maturity and other terms as the senior notes. These notes, together with the senior notes, will be a single series of notes under the Indenture.

      The senior notes will mature and become due and payable, together with any accrued and unpaid interest, on November 1, 2012 and will bear interest at the rate of 6.375% per year from November 22, 2002 until November 1, 2012. The senior notes are not subject to any sinking fund provision.

      Interest on each Senior Note will be payable semi-annually in arrears on each May 1 and November 1 and at redemption, if any, or maturity. The initial interest payment date is May 1, 2003. Each payment of interest shall include interest accrued through the day before such interest payment date. Interest on the senior notes will be computed on the basis of a 360-day year consisting of twelve 30-day months.

      We will pay interest on the senior notes (other than interest payable at redemption, if any, or maturity) in immediately available funds to the owners of the senior notes as of the Regular Record Date (as defined below) for each interest payment date.

      We will pay the principal of the senior notes and any premium and interest payable at redemption, if any, or at maturity in immediately available funds at the office of The Bank of New York, 101 Barclay Street in New York, New York.

      If any interest payment date, redemption date or the maturity is not a Business Day (as defined below), we will pay all amounts due on the next succeeding Business Day and no additional interest will be paid.

      The "Regular Record Date" will be the close of business on the April 15 or October 15 prior to the relevant interest payment date.

      "Business Day" means any day that is not a day on which banking institutions in New York City are authorized or required by law or regulation to close.

Optional Redemption

      We may redeem the senior notes at our option at any time, upon no more than 60 and not less than 30 days' notice by mail. We may redeem the senior notes either as a whole or in part at a redemption price equal to the greater of
(1) 100% of the principal amount of the senior notes being redeemed and (2) the sum of the present values of the remaining scheduled payments of principal and interest on the senior notes being redeemed (excluding the portion of any such interest accrued to the date of redemption) discounted (for purposes of determining present value) to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined below) plus 25 basis points, plus, in each case, accrued interest thereon to the date of redemption.

      "Treasury Rate" means, with respect to any redemption date, the rate per year equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

      "Comparable Treasury Issue" means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the senior notes that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the senior notes.

      "Comparable Treasury Price" means, with respect to any redemption date,
(1) the average of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) on the third Business Day preceding such redemption date, as set forth in the daily statistical release (or any successor release) published by the Federal Reserve Bank of New York and designated "Composite 3:30 p.m. Quotations for U.S. Government Securities" or (2) if such release (or any successor release) is not published or does not contain such prices on such third Business Day, the Reference Treasury Dealer Quotation for such redemption date.

      "Independent Investment Banker" means one of the Reference Treasury Dealers appointed by us and reasonably acceptable to the Trustee.

      "Reference Treasury Dealer" means a primary U.S. Government Securities Dealer selected by us and reasonably acceptable to the Trustee.

      "Reference Treasury Dealer Quotation" means, with respect to the Reference Treasury Dealer and any redemption date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer at or before 5:00 p.m., New York City time, on the third Business Day preceding such redemption date.

Limitations on Liens

      So long as any of our senior notes issued pursuant to this prospectus supplement are outstanding, we will not create or suffer to be created or to exist any additional mortgage, pledge, security interest, or other lien (collectively "Liens") on any of our utility properties or tangible assets now owned or hereafter acquired to secure any indebtedness for borrowed money ("Secured Debt"), without providing that such senior notes will be similarly secured. This restriction does not apply to our subsidiaries nor will it prevent any of them from creating or permitting to exist Liens on their property or assets to secure any Secured Debt. Further, this restriction on Secured Debt does not apply to our existing first mortgage bonds that have previously been issued under our mortgage indenture or any indenture supplemental thereto; provided that this restriction will apply to future issuances thereunder (other than issuances of refunding first mortgage bonds). In addition, this restriction does not prevent the creation or existence of:

o Liens on property existing at the time of acquisition or construction of such property (or created within one year after completion of such acquisition or construction), whether by purchase, merger, construction or otherwise, or to secure the payment of all or any part of the purchase price or construction cost thereof, including the extension of any Liens to repairs, renewals, replacements substitutions, betterments, additions, extensions and improvements then or thereafter made on the property subject thereto;

o     Financing of our accounts receivable for electric service;

o Any extensions, renewals or replacements (or successive extensions, renewals or replacements), in whole or in part, of liens permitted by the foregoing clauses; and

o The pledge of any bonds or other securities at any time issued under any of the Secured Debt permitted by the above clauses.

      In addition to the permitted issuances above, Secured Debt not otherwise so permitted may be issued in an amount that does not exceed 15% of Net Tangible Assets as defined below.

      "Net Tangible Assets" means the total of all assets (including revaluations thereof as a result of commercial appraisals, price level restatement or otherwise) appearing on our balance sheet, net of applicable reserves and deductions, but excluding goodwill, trade names, trademarks, patents, unamortized debt discount and all other like intangible assets (which term shall not be construed to include such revaluations), less the aggregate of our current liabilities appearing on such balance sheet.

      This restriction also will not apply to or prevent the creation or existence of leases (operating or capital) made, or existing on property acquired, in the ordinary course of business.

Additional Information

      For additional important information about the senior notes, see "Description of the Notes" in the accompanying Prospectus, including: (i) additional information about the terms of the senior notes, (ii) general information about the Indenture and the trustee, and (iii) a description of events of default under the Indenture.

                                  UNDERWRITING

      BNP Paribas Securities Corp. and UBS Warburg LLC are acting as representatives of the underwriters named below (the "Representatives"). Subject to the terms and conditions of an underwriting agreement dated the date hereof between us and the underwriters, we have agreed to sell to each of the underwriters named below and each of the underwriters has severally and not jointly agreed to purchase from us the respective principal amount of senior notes set forth opposite its name below:

                                             Principal Amount
      Underwriter                             of Senior Notes

BNP Paribas Securities Corp...............  $   45,000,000
UBS Warburg LLC...........................      45,000,000
Credit Lyonnais Securities (USA) Inc......      10,000,000
                                            --------------
                                            $  100,000,000

      In the underwriting agreement, the underwriters have agreed, subject to the terms and conditions set forth therein, to purchase all of the senior notes offered hereby if any of the senior notes are purchased.

      The expenses associated with the offer and sale of the senior notes are expected to be approximately $250,000.

      The underwriters propose to offer the senior notes to the public at the initial public offering price set forth on the cover page of this prospectus supplement and to certain dealers at such price less a concession not in excess of .40% per senior note. The underwriters may allow, and such dealers may reallow, a discount not in excess of .25% per senior note to certain other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

      Prior to this offering, there has been no public market for the senior notes. The senior notes will not be listed on any securities exchange. The Representatives have advised us that they intend to make a market in the senior notes. The Representatives will have no obligation to make a market in the senior notes, however, and may cease market making activities, if commenced, at any time. No assurance can be given as to the liquidity of the trading market for the senior notes or that an active public market for the senior notes will develop. If an active public trading market for the senior notes does not develop, the market price and liquidity of the senior notes may be adversely affected.

      We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

      In connection with the offering, the Representatives may engage in transactions that stabilize, maintain or otherwise affect the price of the senior notes. These transactions may include over-allotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the offering. Stabilizing transactions consist of certain bids or purchases for the purposes of preventing or retarding a decline in the market price of the senior notes and syndicate short positions involving the sale by the Representatives of a greater number of senior notes than they are required to purchase from us in the offering. The Representatives also may impose a penalty bid, whereby selling concessions allowed to syndicate members or other broker dealers in respect of the securities sold in the offering for their account may be reclaimed by the syndicate if such senior notes are repurchased by the syndicate in stabilizing or covering transactions. Any of these activities may cause the price of the senior notes to be higher than the price that might otherwise prevail in the open market; and these activities, if commenced, may be discontinued at any time. These transactions may be effected in the over-the-counter market or otherwise.

      Some of the underwriters or their affiliates engage in transactions with, and have performed services for, us and our affiliates in the ordinary course of business.

      The Representatives may make the senior notes available for distribution on the Internet through a proprietary Web site and/or third-party system operated by Market Axess Inc., an Internet-based communications technology provider. Market Axess Inc., a registered broker-dealer, will receive compensation from the Representatives based on transactions the Representatives conduct through the system. The Representatives may make the senior notes available to their customers through the Internet distributions, whether made through a proprietary or third-party system, on the same terms as distributions made through other channels.

                                     EXPERTS

      The consolidated financial statements and related consolidated financial statement schedule incorporated in this prospectus supplement and the accompanying prospectus by reference from our Annual Report on Form 10-K for the year ended December 31, 2001 as updated by our Current Report on Form 8-K dated November 18, 2002 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in auditing and accounting.